UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 26, 2019, announcing preliminary financial results for the quarter ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: March 4, 2019	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q4 2018 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, February 26, 2019. Ship Finance International Limited (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2018.

Highlights

•	60th consecutive quarterly dividend declared, $0.35 per share

•	Total charter hire of $160m in the quarter from our 100% owned vessels and rigs, of which approximately 65% was derived from time charters and approximately 35% from bareboat charters

•	Delivery of the third 10,600 TEU container vessel on long term charter to Maersk Line

•	Acquisition of two 19,400 TEU container vessels on long term charters to MSC

•	Concluded more than $840m lease financings in Asia for eight container vessels at attractive terms

•	Received net proceeds of approximately $130m from sale of jack-up drilling rig and disposal of financial investments in a drillship

Selected key data - Three months ended December 31, 2018

	Company ex. 100% owned associates	100% Owned Associates
Long term charter hire(1)	$109 million	$34 million
Short term charter hire(1)	$17 million	—
Total charter hire(1)	$126 million	$34 million
Adjusted EBITDA(2)	$92 million	$34 million

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "The strength of SFL’s business model has been repeatedly proven over 60 consecutive quarters of profitability and dividends. This has been achieved over multiple shipping cycles, and we have been able to accomplish this by taking a very active approach to structuring our investments and managing our balance sheet.
In the process, we have continuously renewed and grown our portfolio and diversified our charter revenue backlog across multiple segments and counterparties. SFL has transformed from a pure vessel leasing company, serving one related party, to a multi-faceted organization with $3.8 billion in contracted future revenues, the majority of which is from unrelated counterparties. In addition, SFL has built a strong technical and commercial vessel operating platform, giving us the ability to offer a wide range of services to our customers, from structured financing to full service time charters."

Dividends and Results for the Quarter ended December 31, 2018
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around March 29, to shareholders on record as of March 12, and the ex-dividend date on the New York Stock Exchange will be March 11, 2019.

(1) Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional income billable including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year and short term charter hire relates to contracts undertaken for a period less than one year including voyage charters.
(2) Adjusted EBITDA is a non-GAAP measure. For more details please see Appendix 1.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $118.6 million in the fourth quarter of 2018. This number is lower than actual charter hire received, and excludes $7.5 million of charter hire accounted for as ‘repayment of investment in finance leases’ not reflected in the income statement. In addition, our 100% owned subsidiaries classified as ‘investment in associates’ recorded charter hire of $33.8 million for the quarter which is not included in the U.S GAAP operating revenue number above.

The Company recorded impairment charges of approximately $35.7 million in the quarter relating to five offshore support vessels and a book loss of approximately $1.8 million related to the sale of two older VLCCs. This was mitigated by a $7.6 million gain on the sale of a jack-up drilling rig and a gain of approximately $13 million relating to sale of financial investments. Reported net operating income pursuant to U.S. GAAP and after impairment charges for the quarter was $22.0 million, or $0.20 per share, and reported net income was $3.5 million, or $0.03 per share.

Business Update
As of December 31, 2018, the fixed rate charter backlog from the Company’s fleet of 86 vessels and rigs was approximately $3.8 billion, with an average remaining charter term of over 5 years, or more than 8.5 years if weighted by charter revenue.
Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such repurchase options will increase capital available to be deployed for new investments. Additionally, several charters include a profit sharing feature that may increase our future operating results.
SFL’s vessels are either contracted on time charters or in the spot market, where we perform technical and commercial operation of the vessels, or alternatively on bareboat charters, where the Company’s customers are responsible for technical and operational management. In Q4 2018, approximately 65% of SFL’s charter hire was derived from vessels on time charters or trading in the spot market.

Liner
SFL has a fleet of 45 container vessels and two car carriers. All our container vessels are employed on long term fixed rate charters. The liner fleet generated approximately $75.5m in charter hire in Q4 2018. Of this amount, approximately 74% was derived from time chartered vessels and approximately 26% from bareboat charters.
The last of the three 10,600 TEU container vessels on long term charter to Maersk Line was delivered to SFL at the beginning of Q4 2018.The three vessels are chartered out for a period of minimum six years and the transaction added approximately $260 million to our fixed rate charter backlog.
In December 2018, the Company took delivery of two 19,400 TEU container vessels built in 2016 with long term contracts to MSC, the world’s second largest container line. SFL’s fixed rate charter backlog increased by approximately $470 million as a result of the acquisition.
Subsequent to quarter end, the charters for two of our 5,800 TEU container vessels were extended by five years and four of our 4,100 TEU container vessels were extended by two years, adding more than $35m to the fixed rate charter backlog.
In addition to the container vessels, SFL owns two car carriers that are currently employed in the short term market, and we expect this to continue until we see further strengthening of rate levels.

Tankers
SFL has nine crude oil, product and chemical tankers, most of which are employed on long term charters. The vessels generated $19.9m in charter hire in Q4 2018, including profit share contribution. Of this amount, 96% was derived from time- or voyage chartered vessels and only 4% from bareboat charters.

In the fourth quarter, the spot market for crude oil tankers saw an increase in rates across all sectors. In particular, the VLCC market produced its strongest quarter in the past two years. The market began to soften towards the end of December, and rates reported thus far in the first quarter of 2019 are lower than in the previous quarter.
The crude oil tankers chartered to Frontline Shipping Limited ("FSL") earned approximately $28,600 on average per day in Q4 2018, compared to $9,500 per day in the previous quarter. This is in excess of the base charter rate of $20,000 per day, and a profit share of $1.5 million was earned in Q4 2018.
The average daily time charter equivalent rate earned by the Company’s two modern Suezmax tankers was approximately $17,500 in the fourth quarter, compared to $12,500 in the previous quarter. The vessels are trading in the spot market in a pool arrangement with two sister vessels owned by Frontline Ltd.
As part of its continuous fleet renewal, the Company sold the 2002 built Front Falcon and the 2001 built Front Ariake to unrelated third parties in Q4 2018. The combined net sales price of the vessels was approximately $51.3 million, including a loan note of approximately $3.4 million from Frontline Ltd. for the early termination of one of the charters. SFL recorded a loss on disposal of approximately $1.8 million related to the sales in the quarter. Following this transaction, the Company has three remaining VLCCs on charter to FSL, including one vessel from the initial fleet in 2004.

Offshore
Following the sale of a jack-up rig in Q4 2018, SFL owns three drilling rigs and five offshore support vessels. All these assets are employed on bareboat charters and generated $35.4m in charter hire in Q4 2018.
The three drilling rigs are chartered to fully guaranteed affiliates of Seadrill Limited ("Seadrill"), who has sub-chartered the harsh environment jack-up rig West Linus to ConocoPhillips until the end of 2028. The harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters in the North Sea, while the semi-submersible rig West Taurus is currently in layup in Spain.
SFL received full charter hire on the rigs during the restructuring of Seadrill in 2017-2018, which enabled us to significantly reduce our financial exposure to the rigs in that period. SFL has agreed to temporarily reduce charter hire by 30% from 2018 to 2022, with a catch up thereafter. In the meantime we will continue to generate strong net cash flow from these assets due to significantly reduced leverage and corresponding lower debt service costs.
The five offshore support vessels in our fleet are chartered to a subsidiary of Solstad Offshore ASA ("Solstad"). The market for offshore support vessels remains very challenging, and the vessels are currently in lay up. In December 2018, Solstad announced standstill agreements with multiple lenders and other stakeholders and commenced discussions to restructure its balance sheet. While the outcome of these discussions is still pending, we have recorded impairments totaling $35.7 million which brings the book values in line with charter-free broker estimates at year end. We have also removed these charters from our charter backlog in order to present a more conservative forecast of our backlog. As of the end of 2018, the Company had a limited corporate guarantee of $30 million under the related bank financing of the affected vessels.
In July 2018, SFL announced an agreement to sell the 2007 built jack-up drilling rig Soehanah to an unrelated third party, by form of a sale of the rig owning entity. The rig earned charter hire until delivery to the new owners in the end of December, at which time SFL received net sales proceeds of approximately $84 million. The rig was debt free, and a gain of approximately $7.6 million was recorded in the fourth quarter.

Dry Bulk
The Company owns 22 dry bulk carriers, 14 of which are employed on long term charters and eight of which are trading in the spot market. 100% of charter revenues derived from time- and voyage charters and SFL generated $30.3m in charter hire from the dry bulk vessels in Q4 2018.

The Company has the potential to generate additional revenues through a profit share agreement for eight Capesize vessels on long term charters to Golden Ocean Group Limited. No profit split was earned in Q4 2018. The market showed strength entering the fourth quarter, but started to decline in November and dropped further in January following continued uncertainty relating to world trade and a significant incident in Brazil that is expected to impact iron ore production and transportation.

The Company has seven Handysize vessels between 32,000 and 34,000 dwt employed in the spot market. These vessels earned average time charter equivalent rates of approximately $8,500 per day in the fourth quarter, compared to $8,000 in the previous quarter. The 57,000 dwt Supramax dry bulk carrier SFL Yukon ended its charter with Glovis in December 2018 and has since been deployed in the shorter term market through a pool arrangement.

Financing and Capital Expenditure
As of December 31, 2018, SFL had approximately $211 million of cash and cash equivalents. In addition, the Company had marketable securities of approximately $87 million, based on market prices at the end of the quarter. This includes 11 million shares in Frontline Ltd. and financial investments in secured bonds and other securities.
SFL had 10 debt free vessels at the end of the quarter, with a combined charter free value of approximately $199 million, based on average broker appraisals.
In Q4 2018, SFL concluded six lease financing agreements to finance three 14,000 TEU and three 10,600 TEU container vessels. The lease financing arrangements were made in the Asian market and totaled approximately $570 million at a very attractive cost of capital. The lease financings have an average tenure of approximately ten years, with an option to purchase the vessels back after six years, near the expiry of the fixed period of the respective charters. A portion of the proceeds from the lease financings was used to repay approximately $440 million of intermediary loans arranged at the time the vessels were delivered to SFL.
At the end of the quarter, SFL secured additional long term lease financing for the two newly-acquired 19,400 TEU container vessels. The tenure of the lease financings is approximately 15 years, matching the length of the charters.
Golden Close Maritime Corp. Ltd, in which SFL had a financial investment, sold its only asset, the drillship Deepsea Metro I, in the fourth quarter. Net proceeds to the Company following the sale were approximately $45 million, and a profit of approximately $13 million was recorded.
SFL has issued several NOK denominated notes in the Scandinavian market, including a note maturing in March 2019. The note was issued in 2014, and the current outstanding amount is NOK 672 million. The Company intends to repay the note from available funds on the maturity date.

Corporate and Other Matters
Subsequent to quarter end, The Board of Directors awarded management with 100,000 options to acquire shares as part of the management incentive program.

Strategy and Outlook
SFL has continually grown its asset portfolio and stayed profitable, which has in turn allowed us to pay dividends to shareholders for 60 consecutive quarters, or every quarter since SFL’s inception, despite the market cycles. We believe our financial strength and ability to structure various types of transactions are critical elements for SFL’s continued expansion of its operations going forward.

In 2018, SFL made investments of approximately $1.2 billion in new assets, adding $1.3 billion in contracted charter backlog. The Company’s ability to manage the technical and commercial operation of our assets gives us the flexibility to offer our customers a range of solutions and structure transactions in ways that traditional lenders or lease providers cannot. It also allows us to partially mitigate re-chartering risk and operate vessels in the spot or short term charter market depending on market conditions.
The Company maintains a strong liquidity position in order to be able to act decisively to complete accretive transactions, and SFL also benefits from its strong relationships in the lending market and access to multiple other capital sources. We believe the combination of a challenging banking market for many players and low asset prices will create significant opportunities for Ship Finance in finding investment opportunities with limited downside on asset values.

Accounting Items
Under accounting principles generally accepted in the United States of America ("U.S. GAAP"), long term lease financing arrangements for eleven of our container vessels require us to report these vessels as ‘Vessels and equipment under capital lease, net’ for seven of them and the remaining four as ‘Investment in finance leases’, with the corresponding lease debt reported as ‘Capital lease obligations’, short and long term.
Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not the ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In SFL’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.
The period over which we recognize certain voyage revenues and voyage expenses has changed in 2018 from discharge-to-discharge to load-to-discharge for voyage contracts. Due to the increased time lag between entering a contract and recognizing revenue on such contracts, a rising market is expected to result in lower revenues being recognized under the new accounting method.

Non-GAAP Financial Measures
In this press release we present additional information and measures in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.
Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 26, 2019

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Senior Vice President: +47 23114055

For more information about SFL, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2018 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2018
except per share data)	2018	2018	(unaudited)
Charter revenues - operating lease	104,283	95,052	355,160
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	12,753	15,701	61,773
Profit share income	1,535	244	1,779
Total operating revenues	118,571	110,997	418,712

Gain (loss) on sale of assets and termination of charters	5,832	826	5,035

Vessel operating expenses	(33,907)	(33,083)	(128,548)
Administrative expenses	(2,049)	(1,961)	(9,167)
Depreciation	(30,721)	(26,914)	(104,079)
Vessel impairment charge	(35,748)	(6,811)	(64,338)

Total operating expenses	(102,425)	(68,769)	(306,132)

Operating income	21,978	43,054	117,615

Results in associates(2)	3,731	3,453	14,635
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	2,188	523	3,823
Interest expense	(31,040)	(27,840)	(103,698)
Amortization of deferred charges	(3,884)	(2,317)	(10,188)
Income (expense) related to non-designated derivatives	(813)	8,179	13,176
Mark to market of equity securities	(3,397)	370	12,277
Other financial items	11,175	777	11,854
Taxes	—	—	—
Net income	3,470	29,731	73,622

Basic earnings per share ($)	0.03	0.28	0.70

Weighted average number of shares(3)	107,607,222	107,607,222	105,897,798
Common shares outstanding(3)	107,607,222	107,607,222	107,607,222

(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended December 31, 2018 was $7.549 million (three months ended September 30, 2018; $8.873 million, full year 2018; $33.715 million).
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes up to 15 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2018 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2017
(in thousands of $)	2018	2018	(audited)
ASSETS
Short term
Cash and cash equivalents	211,394	143,989	153,052
Restricted cash	1,000	—	—
Investment in marketable securities	87,174	127,130	93,802
Amount due from related parties	41,771	9,368	9,625
Other current assets	72,240	136,631	61,216

Long term
Vessels and equipment, net	1,559,712	2,145,654	1,762,596
Vessels and equipment under capital lease, net	749,889	109,713	—
Investment in finance leases	762,355	535,665	585,975
Investment in associates(1)	25,107	21,699	10,678
Amount due from related parties - Long term(1)	325,760	312,060	314,000
Other long term assets	41,443	48,276	21,138

Total assets	3,877,845	3,590,185	3,012,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	267,149	603,953	313,823
Amount due to related parties	1,349	1,851	857
Capital lease obligations - Short term	67,793	16,230	9,031
Other current liabilities	67,834	63,507	20,034

Long term
Long term interest bearing debt, net of deferred charges	1,169,931	1,350,611	1,190,184
Capital lease obligations - Long term	1,104,258	317,801	230,576
Other long term liabilities	19,499	4,523	52,580

Stockholders’ equity	1,180,032	1,231,709	1,194,997
Total liabilities and stockholders’ equity	3,877,845	3,590,185	3,012,082

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2018 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2018
	2018	2018	(unaudited)

OPERATING ACTIVITIES
Net income	3,470	29,731	73,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,229	29,927	115,518
Vessel impairment charge	35,748	6,811	64,338
Adjustment of derivatives to fair value recognised in net income	916	(8,356)	(13,898)
Mark to market of equity securities	3,397	(370)	(12,277)
Results in associates	(3,731)	(3,453)	(14,635)
Loss (gain) on sale of assets and termination of charters	(5,832)	(826)	(5,035)
Gain on sale of investments in debt and equity securities	(13,365)	—	(13,476)
Other, net	717	756	1,692
Change in operating assets and liabilities	(1,278)	(2,509)	5,126
Net cash provided by operating activities	55,271	51,711	200,975

INVESTING ACTIVITIES
Repayment of investment in finance leases	7,549	8,873	33,486
Purchase of vessels	(416,687)	(210,000)	(1,137,703)
Proceeds from sale of vessel/newbuildings and termination of charters	47,961	67,524	145,654
Disposal of subsidiary, net of cash disposed of	83,485	—	83,485
Cash received from (paid to) associates(1)	(43,165)	(5,112)	(24,161)
Other assets / investments	42,142	(9,578)	32,675
Net cash provided by/ (used in) investing activities	(278,715)	(148,293)	(866,564)

FINANCING ACTIVITIES
Proceeds from capital leases	844,097	100,000	944,097
Repayments of lease obligation liability	(6,077)	(1,846)	(11,653)
Proceeds from long and short term debt	66,667	206,317	825,984
Repayment of long and short term debt	(550,870)	(158,635)	(778,731)
Expenses paid in connection with securing finance	(500)	(2,146)	(8,257)
Resale (repurchase) of Company bonds	(23,805)	(10,225)	(97,248)
Cash dividends paid	(37,663)	(37,681)	(149,261)
Net cash provided by/ (used in) financing activities	291,849	95,784	724,931

Net increase/ (decrease) in cash, cash equivalents and restricted cash	68,405	(798)	59,342
Cash, cash equivalents and restricted cash at beginning of period	143,989	144,787	153,052
Cash, cash equivalents and restricted cash at end of period	212,394	143,989	212,394

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2018 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Condensed income statement data for the three months ended December 31, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,979	4,758	6,321	16,058
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,547)	(2,925)	(3,246)	(8,718)
Other items	(83)	(138)	144	(77)
Net income(3)	1,078	795	1,858	3,731

(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended December 31, 2018 was $17.767 million (SFL Deepwater Ltd; $4.464, SFL Hercules Ltd; $4.407; SFL Linus Ltd.; $8.896).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of December 31, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	1,996	—	—	1,996
Investment in finance leases	317,450	305,851	396,673	1,019,974
Other assets	2,474	1,377	222	4,073
Total assets	321,920	307,228	396,895	1,026,043

Short term and current portion of long term interest bearing debt	15,769	8,077	9,390	33,236
Other current liabilities	2,482	11,410	22,052	35,944

Long term interest bearing debt	187,917	201,627	232,068	621,612
Long term loans from shareholders, net	109,144	80,000	121,000	310,144

Stockholder's equity(1)	6,608	6,114	12,385	25,107

Total liabilities and stockholder's equity	321,920	307,228	396,895	1,026,043

(1) ‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FOURTH QUARTER 2018 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Dec 31, 2018
	Company	100% owned associates
Net cash provided by operating activities	54,356	32,903
Non cash movements in other assets and liabilities	(9,638)	(29,095)
Gain on sale of investments in debt and equity securities	13,365	—
Repayment of investment in finance leases	7,549	17,767
Interest expense	31,040	8,718
Interest income, other	(912)	—
Interest related to Non- Designated Derivatives	(103)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	92,125	33,825

(1)
'Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments. It is the equivalent of charter hire receipts less cash operating expenses.